10 February 2022

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the “Company”) announces in compliance with the EU and UK Market Abuse Regulations that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares up to the value of £150 million in total between 10 February 2022 and 20 April 2022 (the "Programme"). The Programme is the first part of the £500 million to be deployed on share buybacks in 2022, as announced on 10 February 2022.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 22 April 2021 which permits the Company to purchase no more than 198.0 million ordinary shares. Any share purchases effected by the Company will be in accordance with the EU and UK Market Abuse Regulations and Chapter 12 of the Listing Rules.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724